SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Acme Packet, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

004764 10 6
(CUSIP Number of Common Stock Underlying Class of Securities)

Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
71 Third Avenue
Burlington, Massachusetts 01803
(781) 328-4400
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julio E. Vega, Esq.
Matthew J. Cushing, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*              A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible optionees of Acme Packet, Inc. (the “Company”) to exchange certain of their outstanding stock options for new stock options (the “Exchange Offer”).

On July 8, 2009, Andrew D. Ory, the Company’s President and Chief Executive Officer, sent an electronic mail to all employees and certain independent contractors of the Company regarding the Company’s intention to commence the Exchange Offer. The text of the electronic mail is attached herewith as Exhibit 99.1 and is incorporated herein by reference.

At the time the Exchange Offer is commenced, the Company will provide option holders who are eligible to participate in the Exchange Offer with written materials explaining the precise terms and timing of the Exchange Offer. Persons who are eligible to participate in the Exchange Offer should read these written materials carefully when they become available because they will contain important information about the Exchange Offer. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange Offer. The Company’s option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12.         Exhibits.

99.1	Electronic mail communication dated July 8, 2009 from Andrew D. Ory to all employees and certain independent contractors.